Exhibit 2.2

Share Purchase Agreement

between

CMP German Opportunity Fund II (SCA) SICAR

and

Jason GmbH

dated 29th May 2015

regarding the sale and purchase of all shares in Dronco GmbH

6.2 Financial Capability	28
Section 7 Seller's Indemnities	28
7.1 Subsidy Requirements	28
7.2 Remedies	28
Section 8 Covenants	29
8.1 Conduct of Business Prior to Closing	29
8.2 No Leakage	29
8.3 Availability of Funds	30
8.4 Dissolution of Advisory Board and Resignation of Board Members	31
8.5 Service Agreements with CMP	31
8.6 Covenant not to Compete; Non-Solicitation	31
8.7 Confidentiality	32
8.8 Access to Information and Cooperation after the Closing Date	33
8.9 Further Assurances	33
Section 9 Indemnification	33
9.1 Indemnification by Seller and Purchaser	33
9.2 Losses Reflected in Financial Statements	34
9.3 Disclosed or Known Matters	34
9.4 Deductibles and Aggregate Amounts of Seller's Liability	35
9.5 Limitation Periods	36
9.6 Indemnification Procedures	36
9.7 No Additional Rights or Remedies	38
Section 10 Taxes	39
10.1 Tax Indemnity	39
10.2 Tax Refunds and Benefits; Overstated Tax Provisions	41
10.3 Tax Covenants and Indemnity of Purchaser	42
10.4 Cooperation in Tax Matters; Tax Audits and Proceedings	43
Section 11 Miscellaneous	45
11.1 Notices	45
11.2 Public Disclosure, Confidentiality	46
11.3 Costs and Expenses	46
11.4 Entire Agreement; Amendments and Waivers	47
11.5 Obligors; Assignments; Third Party Beneficiaries	47
11.6 Governing Law; Jurisdiction	48
11.7 Interpretation; Definitions	48
11.8 Severability	49

LIST OF ANNEXES

Annex Section 4.2(e)	Closing Protocol
Annex Section 5	Disclosure Schedule
Annex 5(a)	Seller's Knowledge
Annex 5.4	Reference Financial Statements
Annex 5.5(a)	Real Property List
Annex 5.6(a)	Key Intellectual Property Rights
Annex 5.7(c)	Environmental Reports
Annex 8.3	Letter on Availability of Funds
Annex 8.4	Shareholder's Resolution
Annex 8.5(b)	Consultancy Agreement
Annex 8.6(a)(i)	Current Geographical Areas of Activity of the Group
Annex 8.6(a)(ii)	Restricted Investments
Annex 9.3(a)	Data Room Index
Annex 11.4(a)	Confidentiality Agreement

INDEX OF DEFINED TERMS

Defined Term	Section
Agreement	Introductory paragraph
Budget	Section 5.20(a)(5)
Business	Recitals, Paragraph 2
Business Day	Section 11.7 (f)
Closing	Section 4.1
Closing Actions	Section 4.2
Closing Date	Section 4.1
Closing Protocol	Section 4.2(e)
CMP	Section 4.1
Data Room	Section 9.3(a)
Disclosure Schedule	Section 5, introductory paragraph
Dronco UK	Section 1.2(a)
Dronco France	Section 1.2(c)
Dronco Scandinavia	Section 1.2(b)
Effective Date	Section 2.3
Fairly Disclosed	Section 9.3(c)
Financing Documentation	Section 5.16(a)
Governmental Permits	Section 5.7(a)
Group	Section 1.2(e)
Intellectual Property Rights	Section 5.6(a)
Key Employees	Section 5.9 (a)
Key Intellectual Property Rights	Section 5.6(a)
Liquidated Damages	Section 8.6(c)
Leakage	Section 8.2(b)
Leurop	Section 1.2(d)
Losses	Section 9.1(a)
Material Agreements	Section 5.10(a)
MoU Date	Section 5, introductory paragraph
Parties, Party	Introductory paragraph
Permitted Leakage	Section 8.2(c)
Post Closing Tax Returns	Section 10.4(b)
Previous Tax Periods	Section 10.1(a)
Purchase Price	Section 3.1(a)
Purchaser	Introductory paragraph
Purchaser Warranty /Warranties	Section 6
Purchaser's Group	Section 1.2
Reference Financial Statements	Section 5.4
Scheduled Closing Date	Section 4.1

Seller	Introductory paragraph
Seller's Group	Section 1.2
Seller's Knowledge	Section 5 (a)
Service Agreement	Section 8.5(a)
Shares	Section 1.1
Target	Recitals, paragraph 1
Tax	Section 10.1(a)
Tax Benefit	Section 10.1(c)
Taxing Authority	Section 10.1(a)(i)
Tax Litigation	Section 10.4(e)
Tax Refund	Section 10.2(a)(i)
Tax Returns	Section 5.21(a)
Third Party Claim	Section 9.6(b)
Transaction	Recitals, paragraph 3
VAT	Section 3.1(b)
VAT Option Right	Section 3.1(b)
Warranties	Section 5, introductory paragraph

This Share Purchase Agreement (the "Agreement") is entered into on this 29th day of May 2015, by and between

(1)
    CMP German Opportunity Fund II (SCA) SICAR, a partnership limited by shares incorporated under the laws of the Grand Duchy of Luxembourg, registered with the trade and companies register of Luxembourg (Registre de Commerce et des Sociétés de Luxembourg) under no. B 157944

"Seller"
and

(2)	Jason GmbH, a limited liability company incorporated under the laws of Germany and registered with the commercial register of the Local Court of Amberg under no. HRB 2588
"Purchaser".
Seller and Purchaser are collectively referred to herein as the "Parties" or individually a "Party".
RECITALS

1.
Seller is the owner of 100 % of the issued share capital of DRONCO GmbH, a limited liability company incorporated under the laws of Germany, registered with the commercial register of the local court (Amtsgericht) of Berlin-Charlottenburg under registration no. HRB 149395 B (hereinafter referred to as "Target"), in the amount of EUR 25,000.00 divided into 25,000 shares in the nominal amount of EUR 1.00 each.

2.	Target is the parent company of a group of companies engaged in, amongst other things, the manufacturing and distribution of tools, including abrasives and related products (the "Business").

3.
Seller intends to sell and transfer the Business by selling and transferring all its shares in the Target to Purchaser. The Purchaser intends to acquire the Business, subject to and on the terms of this Agreement (the "Transaction").

NOW, THEREFORE, the Parties agree as follows:
Section 1
Corporate Status

1.1	The Target
Target has a registered share capital of EUR 25,000.00, divided into 25,000 shares in the nominal amount of EUR 1.00 each (the "Shares").

1.2	Subsidiaries

(a)
Target is the sole shareholder of DRONCO Abrasives UK Ltd., a private limited company incorporated under the laws of the United Kingdom with a share capital of GBP 680,000.00 divided into 680,000 shares in the nominal amount of GBP 1.00 each, registered with the companies register (Companies House) under company no. 03934612 ("DRONCO UK").

(b)
Target is the sole shareholder of DRONCO Scandinavia AB, a limited liability company incorporated under the laws of the Kingdom of Sweden with a share capital of SEK 2,500,000.00 divided into 25,000 shares in the nominal amount of SEK 100.00 each, registered with the Swedish companies registration office (Bolagsverket) under no. 556512-9268 ("DRONCO Scandinavia").

(c)
Target is the sole shareholder of EURL DRONCO France, a limited liability company incorporated under the laws of France with a share capital of EUR 1,500,000.00 divided into 15,000 shares in the nominal amount of EUR 100.00 each, registered with the trade and companies register of the commercial court Colmar (Registre du commerce et des sociétés du tribunal de commerce de Colmar) under no. 431 352 137 ("DRONCO France").

(d)
Target is the sole shareholder of leurop.de Diamant-Technologie GmbH, a limited liability company incorporated under the laws of Germany with a share capital of EUR 500,000.00 divided into 500,000 shares in the nominal amount of EUR 1.00 each, registered with the commercial register of the local court (Amtsgericht) of Hof under registration no. HRB 1425 ("Leurop").

(e)	Target and the subsidiaries described in Section 1.2 lit. (a) to (d) are collectively referred to herein as the "Group".
Seller and all entities affiliated with Seller (at the relevant time) within the meaning of sec. 15 et seqq. of the German Stock Corporation Act (AktG), other than any members of the Group, are referred to herein as "Seller's Group". Purchaser and all entities affiliated with Purchaser (at the relevant time) within the meaning of sec. 15 et seqq. of the German Stock Corporation Act (AktG) are referred to herein as the "Purchaser's Group".
Section 2
Sale and Transfer of the Shares

2.1	Sale and Transfer of the Shares
Seller hereby sells and, subject to the conditions precedent set out in Section 2.2 below (aufschiebend bedingt), assigns with in rem effect (tritt ab mit dinglicher Wirkung) as of the Closing Date (as defined in Section 4.1) the Shares to Purchaser; Purchaser hereby accepts such sale and assignment of the Shares.

2.2	Conditions Precedent to the Transfer of the Shares
The Parties agree that the in rem assignment (Abtretung) of the Shares shall be subject to the fulfilment, or as the case may be, the waiver in accordance with Section 4.3 below, of the Closing Actions pursuant to Sections 4.2(a) through 4.2(d).

2.3	Rights and Obligations Pertaining to the Shares; Effective Date
The Shares shall be sold and transferred to Purchaser with all rights and obligations pertaining thereto, including the right to receive all profits for the fiscal year beginning on 1 January 2015 (the "Effective Date") and all retained earnings from previous fiscal years.
Section 3

Purchase Price; Payment of Purchase Price

3.1	Purchase Price

(a)	The purchase price to be paid by Purchaser to Seller for the acquisition of the Shares (the "Purchase Price") shall amount to
EUR 32,000,000.00
(in words: Euro thirty two million).

(b)
The Purchase Price shall be net of any VAT. It is the Parties' understanding that the sale of the Shares is either not subject to value added tax (nicht umsatzsteuerbar) or exempt (befreit) from value added tax ("VAT"). Seller shall not exercise any right to opt for the taxation of a VAT-exempt supply or service pursuant to Sec. 9 (1) German Value Added Tax Act (UStG) ("VAT Option Right") they may have with regard to any supplies or services (Lieferungen und Leistungen) contemplated in this Agreement. If Seller exercises any VAT Option Right, Seller shall indemnify and hold harmless the Purchaser from and against all (direct and indirect) disadvantages that the Purchaser would not have incurred or suffered if Seller had not exercised such VAT Option Right.

3.2	Mode of Payment; Default; Set-off

(a)
Any payments by Purchaser to Seller under this Agreement shall be made by Purchaser free and clear of costs and charges by irrevocable wire transfer to a bank account specified by Seller to Purchaser in writing or by email (provided that such specification has been made at least three Business Days prior to the relevant due date). Any such payment shall be deemed to have been made upon the irrevocable and unconditional crediting of the amount payable (without deduction of any costs or charges) to the relevant bank account.

(b)
Any failure by Purchaser to make any payment pursuant to this Section 3 when it is due shall result in Purchaser's immediate default (Verzug), without any reminder by Seller being required. Interest shall accrue on the unpaid amount for the period from, but not including, the due date up to, but not including, the date payment is received by the Seller at a rate of 5 % per annum.

(c)
Any right of a Party to set off and/or withhold any payments due under this Agreement vis-à-vis the other Party is hereby expressly waived and excluded except for claims of the Party declaring the set-off which are acknowledged by the other Party in writing or if and to the extent the Party exercising the right of set-off has an enforceable title (Vollstreckungstitel) against the other Party.

Section 4
Closing

4.1	Place and Time of Closing
The consummation of the transactions contemplated by this Agreement as set forth in Section 4.2 (the "Closing") shall take place at the offices of CMP Capital Management-Partners GmbH ("CMP"), Leipziger Platz 15, 10117 Berlin (or any other place as the Parties may mutually agree upon in writing or by email)

(a)	immediately following the recording of this deed, or

(b)	at any other date as the Parties may mutually agree upon in writing or by email.
The date for which the Closing is scheduled in accordance with lit. (a) or (b) above is referred to herein as the "Scheduled Closing Date". The date on which the Closing is completed is referred to herein as the "Closing Date".

4.2	Actions on the Scheduled Closing Date
On the Scheduled Closing Date, the Parties shall take, or cause to be taken, the following actions ("Closing Actions"), which shall be taken simultaneously (Zug um Zug):

(a)	payment by Purchaser of the Purchase Price in accordance with Section 3.2(a);

(b)	delivery by Seller of a letter as referred to in Section 8.3;

(c)	delivery by Seller of a shareholder resolution as referred to in Section 8.4;

(d)	delivery by Seller of evidence reasonably satisfactory of the termination regarding the Service Agreement referred to in Section 8.5;

(e)
execution of a closing protocol substantially in the form as attached hereto as Annex 4.2(e) (the "Closing Protocol") by which Seller and Purchaser (i) explicitly confirm that the closing (Vollzug) of the Transaction has occurred, including a confirmation of the due fulfilment, waiver or deemed fulfilment of all Closing Actions and a confirmation of the transfer of the Shares, and (ii) instruct the acting notary to submit the amended list of shareholders of the Target to the commercial register at the local court of Berlin-Charlottenburg.

4.3	Waiver of Closing Actions
The Parties are entitled at any time to jointly waive the occurrence of each of the Closing Actions referred to in Section 4.2 above. At any time, Seller is entitled to unilaterally waive the occurrence of the Closing Action referred to in Section 4.2(a) above and Purchaser is entitled to unilaterally waive the occurrence of Closing Actions referred to in Section 4.2(b) through 4.2(d). The waiver of the occurrence of a Closing Action entitles the waiving Party at its option to proceed with Closing whilst reserving its rights with respect to the non-occurrence of the relevant Closing Action.

4.4	Amendment of List of Shareholders
The Seller and Purchaser shall make available to the acting notary an executed copy of the Closing Protocol. The copy of the Closing Protocol shall serve as irrefutable evidence that the conditions precedent to the in rem transfer of the Shares set forth in Section 2.2 above have been fulfilled. The Parties herewith instruct the acting notary to submit the amended list of shareholders of the Target to the commercial register at the local court of Berlin-Charlottenburg without undue delay after receipt of a copy of the executed Closing Protocol.
Section 5
Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser in the form of independent undertakings within the meaning of sec. 311 para. 1 of the German Civil Code (BGB) (selbständige Garantieversprechen) (together the "Warranties" and each individually a "Warranty") that, except as set forth in Annex Section 5 as attached hereto (the "Disclosure Schedule"), the statements set forth in this Section 5 are true and correct as of the 24 April 2015 (the "MoU Date") and as of the Closing Date, except if any Warranty is expressly made only as of the MoU Date. The scope and content of each Warranty of Seller contained in this Section 5 as well as Seller's liability arising thereunder shall be exclusively defined by the provisions of this Agreement (in particular Section 9 below and the limitations on Purchaser's rights and remedies set forth therein), which shall be an integral part of the respective Warranties, and no Warranty of Seller shall be construed as a seller's guarantee (Garantie für die Beschaffenheit oder Haltbarkeit der Sache) within the meaning of sec. 443 and 444 of the German Civil Code (BGB).

For the purpose of this Section 5 and any other provisions contained in this Agreement,

(a)
"Seller's Knowledge" means (i) the actual knowledge, as of the MoU Date and/or as of the Closing Date, of any of the individuals listed in Annex 5(a) and (ii) with respect to matters of DRONCO UK, DRONCO Scandinavia and DRONCO France the knowledge, as of the Closing Date, which any of said individuals would have had, as of the Closing Date after reasonable inquiries with the local directors being in charge of the management of DRONCO UK, DRONCO Scandinavia and DRONCO France;

(b)
the fact that a matter has been disclosed in an Annex shall not be used to construe the extent of the required disclosure (including any standard of materiality) pursuant to the relevant representation; and

(c)
any reference to Euros (EUR) contained in any Warranty in the context of any disclosure thresholds shall include the equivalent in any foreign currency at the exchange rate officially determined in Frankfurt am Main on the date hereof.

5.1	Existence and Authorization of Seller

(a)
Seller is a partnership limited by shares (Société en Commandite par Actions) duly incorporated, validly existing under the laws of the Grand Duchy of Luxembourg and regulated by the CSSF (Commission de Surveillance du Secteur Financier).

(b)
The execution and performance by Seller of this Agreement are within Seller's corporate powers, do not violate the articles of association or by-laws of Seller and have been duly authorized by all necessary corporate action on the part of Seller.

(c)
The execution and performance of this Agreement by Seller require no approval or consent by any governmental authority other than already granted and do not violate any applicable law or decision by any court or governmental authority binding on Seller.

(d)
There is no lawsuit, investigation or proceeding pending or, to Seller's Knowledge, threatened in writing against Seller before any court, arbitrator or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement.

(e)
No bankruptcy or insolvency proceedings have commenced with respect to Seller or have been applied for by Seller, and neither Seller nor its representatives are required under applicable law to file for bankruptcy or insolvency.

5.2	Legal Organization of the Group

(a)
The Target and any other entity of the Group, is duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate powers to conduct its business as presently conducted.

(b)
All entities of the Group and their respective jurisdictions of incorporation or formation are identified in Section 1. No entity of the Group holds any interest in any company or other entity other than set forth in Section 1.

(c)
No entity of the Group is a party to any agreement which would permit any third party (other than any entity of the Group) to control such company or obligate it to transfer its profits to any such third party.

(d)
No bankruptcy or insolvency proceedings have commenced with respect to any entity of the Group or applied for by any entity of the Group, and neither any entity of the Group nor its representatives are required under applicable law to file for bankruptcy or insolvency.

(e)
Target is a member of the Organization for the safety of abrasives (oSa). The second re-audit regarding the membership of Target in the Organization for the safety of abrasives (oSa) is expected for 2015 and there are to Seller's Knowledge no circumstances reasonably jeopardizing the passing of such second re-audit.

5.3	Ownership of Shares; Shareholdings

(a)
The Shares and the shares in the other entities of the Group are validly issued as described in Sections 1.1 and 1.2. Seller is the sole and unrestricted owner of the Shares and the Target is the sole and unrestricted owner of the shares in the other entities of the Group as set out in Section 1.2.

(b)
The Shares and all shares in the other entities of the Group have been fully paid in and have not been repaid. They are free and clear of any liens, encumbrances or other rights of third parties. There are no sub-participations, silent partnerships or trusts over the Shares and the shares in the other entities of the Group. There are no pre-emptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire any of the Shares and the shares in the other entities of the Group, in each case except for rights provided under statutory law.

5.4	Financial Statements

(a)	All books, accounts and records required by law to be maintained by Target and/or any other entity of the Group have been so maintained.

(b)
The consolidated financial statements of the Group as of 31 December 2014, as attached hereto as Annex 5.4 (the "Reference Financial Statements") and delivered to Purchaser prior to the date hereof, were prepared in accordance with German GAAP preserving continuity in all material respects and reflect accurately the material business events for the Group for the financial year to which they relate.

(c)
The Reference Financial Statements give a true and fair view in all material respects of the assets, financial and profits situation (Vermögens-, Finanz- und Ertragslage) of the Group as at 31 December 2014.

(d)
The Reference Financial Statements have been audited by Buth & Hermanns Partnerschaft mbB, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Wuppertal, and the audit opinion has not been qualified in any respect.

5.5	Title to Assets; Encumbrances

(a)
The Target or the relevant entity of the Group is the sole and unrestricted legal or beneficial owner of (i) all tangible fixed assets which are reflected in the Reference Financial Statements and which are material for the Group's Business, taken as a whole, except for assets disposed of in the ordinary course of business since 31 December 2014, and (ii) in particular the real property listed in Annex 5.5(a).

(b)
The assets legally owned by the Target as referred to in Section 5.5(a) above are free and clear of any liens, pledges, mortgages, charges or other security interests or encumbrances in favor of any third party, except for (i) retention of title rights, liens, pledges or other security rights in favor of suppliers, mechanics, workmen, carriers and the like, (ii) standard security rights granted to banks or other financial institutions other than under the Financing Documentation over cash and other assets which are deposited with such banks or financial institutions, (iii) encumbrances or rights of third parties created under mandatory statutory law (including pledges and other security rights in favor of tax authorities or other governmental entities), (iv) easements and similar rights in real property which do not affect the conduct of the Business, (v) other rights or encumbrances (except for any security rights in respect of financial debt) which do not materially impair any Group company's ability to conduct its business as presently conducted and (vi) the liens, pledges, charges, other rights and encumbrances granted as security for debt of the Target vis-à-vis Deutsche Bank AG, Baden-Württembergische Bank, Allianz-Lebensversicherungs AG and Nord Leasing GmbH under the Financing Documentation.

(c)
No member of Seller's Group or CMP owns any material assets (whether tangible or intangible) which are necessary for the conduct of the Group's business as presently conducted (disregarding any intentions of Purchaser).

5.6	Intellectual Property Rights and Information Technology

(a)
The entities of the Group are the sole and unrestricted legal and/or beneficial owners of the patents, trademarks and domain names listed in Annex 5.6(a) hereto (the "Key Intellectual Property Rights") and of all other patents, trademarks and domain names which are material for the Business of the Group (taken as a whole), as presently conducted (collectively with the Key Intellectual Property rights, the "Intellectual Property Rights"). Certain Intellectual Property Rights are still registered in the name of Dronco AG and are in the process of being registered in the name of the respective entity of the Group; to Seller's Knowledge and except as set out in paragraph 5.6(a) of the Disclosure Schedule, the registration of any such patents, trademarks and domain names has neither been finally and bindingly rejected by the competent register nor has any competent register raised material objections against the registration which to Seller's Knowledge cannot be overcome.

(b)	To Seller's Knowledge, since 2 September 2013, the Intellectual Property Rights or their use by the Target or any of the entities of the Group have not infringed any third party's rights.

(c)
The Intellectual Property Rights are not subject to any pledges or other security rights of any third party except for security rights granted as security for debt of the Target vis-à-vis Deutsche Bank AG and Baden-Württembergische Bank.

(d)	No entity of the Group has granted an exclusive license with respect to any Intellectual Property Right to any third party (other than any entity of the Group).

(e)
To Seller's Knowledge none of the Intellectual Property Rights is subject to any outstanding judgment, injunction, order or decree issued against any entity of the Group which materially restricts the use thereof by it.

(f)
All entities of the Group are either the owner of all software which is material for the Group's Business as currently conducted (including the SAP system currently being implemented) or are entitled to use such software based on valid software licenses. To Seller's Knowledge, no payments are outstanding vis-à-vis Sycor GmbH or any other software licensor.

5.7	Governmental Permits; Environmental Matters, State Aid

(a)
The Target has all material governmental permits and authorizations which are required in order to operate its business materially as presently conducted (the "Governmental Permits") and, to Seller's Knowledge, as of the MoU Date, no Governmental Permit has been cancelled or revoked towards any entity of the Group by any competent authority nor has any entity of the Group received any written notice by any such authority that it intends to cancel or revoke any Governmental Permit.

(b)
To Seller's Knowledge, except for the matters disclosed in the Disclosure Schedule or in the environmental reports prepared by UMR and dated 14 May 2012 and 21 June 2013, respectively, attached hereto as Annex 5.7(c), as specified in the Disclosure Schedule (i) all material requirements set out in the Governmental Permits with regard to building, emission control and water law are currently fulfilled and (ii) the properties owned or used as of the MoU Date by the Target are free from any contamination or pollution and do not require, under any environmental law as currently in effect or under any enforceable decision by any court or governmental authority, any clean-up or containment measures.

(c)
To Seller's Knowledge, paragraph 5.7(c) of the Disclosure Schedule contains a true and complete list of all subsidies, grants and any other state aid – other than for employment and employee training – received by or granted to the Target since 2 September 2013 and exceeding individually an amount of EUR 50,000.00 p.a. No entity of the Group has received a written request from any competent authority to repay in full or in part any such state aid as a result of any failure by such entity of the Group to comply with the terms and conditions thereof. To Seller's Knowledge, no entity of the Group has failed to comply with any such terms and conditions.

5.8	Litigation
Except as disclosed in paragraph 5.8 of the Disclosure Schedule, no lawsuit or other proceeding is pending against any entity of the Group (as defendant) before any state court, arbitrator or governmental authority involving an amount in excess of EUR 30,000.00 (excluding costs and fees) and, to Seller's Knowledge, no such lawsuit or proceeding has been threatened against any entity of the Group in writing.

5.9	Employee and Labor Matters

(a)
Paragraph 5.9(a) of the Disclosure Schedule sets forth, as of the MoU Date, a true and complete list of all managing directors of the entities of the Group and of all employees whose annual base salary (excluding any performance-related payments, bonuses and benefits) exceeds an amount of EUR 75,000.00 (the "Key Employees"). To Seller's Knowledge, as of the MoU Date, none of the Key Employees has given written notice of termination of his or her employment. Except as disclosed in paragraph 5.9(a) of the Disclosure Schedule, no entity of the Group has promised to any Key Employee any payment or benefit which will become payable or arise directly as a result of the transactions contemplated by this Agreement.

(b)
Except as disclosed in paragraph 5.9(b) of the Disclosure Schedule, the entities of the Group have not entered into any agreements or made any commitments – other than agreements with, or commitments vis-à-vis, individual employees regarding the term of the notice period and/or the amount of severance payments (if any) –, excluding or limiting any redundancies or providing for minimum payments in case of such redundancies which exceed mandatory applicable law.

(c)
Other than employee-financed, there are no agreements, commitments, schemes or arrangements by any entity of the Group in place for the payment of, or contribution to, any pension benefits in respect of any of the Group's current or former employees or their dependents, which are not reflected in the Reference Financial Statements, and no proposal to establish any such scheme or arrangement has been announced to any of the Group's employees.

(d)
To Seller's Knowledge, any lease of workforce (Beschäftigung von Leiharbeitnehmern) by any of the entities of the Group has been made in material compliance with applicable laws; in particular, the lessor of such workforce has been in possession of the relevant license.

(e)
To Seller's Knowledge, paragraph 5.9(e) of the Disclosure Schedule contains a true and correct list of all material collective agreements (explicit or – to Seller's Knowledge – established by way of continued practice (betriebliche Übung)) with unions, worker's councils or similar organizations (including reconciliations of interest and social plans) to which the Target is bound or drafts of which are currently under negotiation. To

Seller's Knowledge, the respective entities of the Group have complied with the terms and conditions of such collective agreements in all material respects.

(f)
To Seller's Knowledge, no entity of the Group is experiencing (i) any strike or lockout of its employees or (ii) any lawsuit or dispute with any union, workers' council or other body of employee representatives pending before any court, governmental authority or arbitrator (including any proceedings pending before any conciliation committee (Einigungsstellenverfahren)) which relates to labor relations or employment matters of a fundamental nature (including mass lay-offs or unfair labor practices) and affects a significant number of employees or which has resulted, or would result, in Losses in excess of EUR 50,000.00.

(g)	The requirements of any subsidy received by any entity of the Group since 2 September 2013 with regard to a minimum number of headcount, are, and have always been, fulfilled.

(h)	To Seller's Knowledge, all external approvals required in order to implement 24/7 shifts in the Target's plant in Wunsiedel by July 2015, if any, have been unconditionally obtained.

5.10	Material Agreements

(a)
Except for (i) the agreements listed in paragraph 5.10(a) of the Disclosure Schedule (the "Material Agreements") and (ii) any agreements required to be disclosed pursuant to any other provision of this Agreement, as of the MoU Date, no entity of the Group is a party to any of the following agreements:

(1)	agreements with third parties outside of the Group relating to the acquisition or sale of interests in companies, businesses (including asset deals) or real property;

(2)	joint venture (Gemeinschaftsunternehmen), partnership or shareholder agreements relating to the conduct of the Business or a part of the Business of the Group, as currently conducted;

(3)	rental and lease agreements relating to real estate currently owned or used by any entity of the Group which, individually, provide for annual payments of EUR 50,000.00 or more;

(4)
loan agreements (including, to Seller's Knowledge, loan agreements amongst entities of the Group) involving, individually, an outstanding indebtedness of the relevant entity of EUR 20,000.00 or more; financial leases (Finanzierungsleasingverträge), sale and lease back agreements, hire purchase agreements, factoring agreements, asset backed security transactions involving, in aggregate, outstanding obligations or liabilities of EUR 50,000.00 or more;

(5)
guarantees, indemnities and suretyships issued by any entity of the Group for any debt of any third party or, to Seller's Knowledge, any entity of the Group exceeding an outstanding amount of EUR 10,000.00 or more per item or more than EUR 30,000.00 in the aggregate;

(6)	agreements for the disposal of material assets of any entity of the Group used for the Business as currently conducted;

(7)
agreements with Seller, any other member of Seller's Group or CMP except for the Service Agreement (as defined below) and agreements for the sale and purchase of goods concluded in the ordinary course of business and at arm's length; and

(8)
agreements which restrict an entity of the Group in conducting business in specific regions, with respect to specific types of products other than private label products or with specific customers or groups of customers, except for any restrictions which apply by operation of mandatory applicable law as a consequence of the legal nature of a distribution agreement entered.

(b)
To Seller's Knowledge, as of the MoU Date, no written notice of termination has been given with respect to any Material Agreement and neither any entity of the Group nor any third party to any Material Agreement is in material default or material breach under any such agreement.

5.11	Dissolution of the Joint Venture with Ali Industries, Inc.
The Target has fulfilled all its obligations resulting from the Dissolution Agreement regarding Dronco America LLC dated 24 December 2013 prior to the MoU Date. To Seller's Knowledge, Ali Industries, Inc. has not asserted vis-á-vis the Target any outstanding claims against Target in connection with or under the Dissolution Agreement.

5.12	Insurance Coverage
To Seller's Knowledge, paragraph 5.12 of the Disclosure Schedule contains a true and complete list of all insurance policies relating to the assets, business or operations of the Group which are material for the business of the Group (taken as a whole). To Seller's Knowledge, (i) all such policies are in full force and effect, (ii) the entities of the Group have duly paid all premiums and are in compliance with all other obligations under such insurance policies, to the extent required to maintain the insurance coverage, and, as of the MoU Date, (iii) there are no material claims by any entity of the Group pending under any of such policies as to which coverage has been questioned, denied or disputed by the insurer.

5.13	Product Liability
Except as disclosed in paragraph 5.13 of the Disclosure Schedule,

(a)
no product liability claims relating to personal injury which amount individually or, if resulting from the same or similar circumstances, in the aggregate, to more than EUR 10,000.00 have been asserted against any entity of the Group; and

(b)	no safety recall for the products manufactured and delivered by any entity of the Group has been ordered by any governmental authority.

5.14	Customer and Supplier Agreements

(a)
Except as disclosed in paragraph 5.14(a) of the Disclosure Schedule, no entity of the Group has granted exclusivity to any customer, supplier or distributor with regard to products or product lines of the Group except for private label products, except for any restrictions which apply by operation of mandatory applicable law as a consequence of the legal nature of a distribution agreement entered.

(b)	Repayment amounts regarding products returned by customers of the Group due to expiration or failure of the customer to sell the products did not exceed a total of EUR 50,000.00 in 2014.

(c)
To Seller's Knowledge and except as disclosed in paragraph 5.14(c) of the Disclosure Schedule, no written notice of termination has been given with respect to any current customer agreement material to the Business and neither any entity of the Group nor any third party to any such customer agreement is in material default or material breach of any such customer agreement.

(d)
To Seller's Knowledge, no liquidated damages which amount individually or, if resulting from the same or similar circumstances, in the aggregate, to more than EUR 50,000.00 are due by any entity of the Group for breach of supply demands under any customer agreement and no such breach has occurred that could be reasonably expected to result in such liquidated damages.

5.15	Distribution
To Seller's Knowledge, as of the MoU Date, none of the distributors of any entity of the Group whose annual provision in the year 2014 exceeded an amount of EUR 50,000.00 (net of VAT) has given, or received, written notice of termination of his or her distribution agreement.

5.16	Financing and Intra-Group Agreements

(a)
Paragraph 5.16(a) of the Disclosure Schedule contains a true and complete list of all current financing agreements (regarding agreements among entities of the Group entered into before 2 September 2013 (if any), to Seller's Knowledge) and factoring agreements to which any entity of the Group is a party as of the MoU Date ("Financing Documentation") or which, as of the MoU Date, are under negotiation by any entity of the Group.

(b)
On the Closing Date, there are no claims (Forderungen) of the Seller or Seller's Group vis-à-vis the Target or any other entity of the Group (including under any shareholder loans) except for receivables from the sale and purchase of goods incurred in the ordinary course of business and at arm's length terms and/or from the Service Agreement (as defined below), if any. Any repayment of shareholder loans by the entities of the Group after 2 September 2013 was made in compliance with the provisions of the Financing Documentation except for the repayment of shareholder loans in 2014, which is subject to ongoing discussions between Allianz and LfA Förderbank Bayern.

5.17	Compliance
To Seller's Knowledge, since 2 September 2013, the Business has been carried out always in compliance with all applicable anti-bribery and anti-corruption laws and regulations.

5.18	Information
To Seller's Knowledge, the information provided to the Purchaser on the Target, the other entities of the Group and the Business has been correct and not misleading.

5.19	Finder's Fees and Costs
No brokerage, finder's or other fee or commission and no costs for external advisors is due by any of the entities of the Group in connection with the transactions contemplated by this Agreement.

5.20	Conduct of Business since 31 December 2014

(a)
Except as disclosed in paragraph 5.20(a) of the Disclosure Schedule (it being understood, however, that – in relation to the time period between the MoU Date and the date hereof – Purchaser shall only be entitled to make such disclosure if the transaction or event disclosed was made or occurred in compliance with the provisions of Section 8.1 as if such provisions had already applied to Purchaser between the MoU Date and the date hereof), in the period between 31 December 2014 and the date hereof, there has not been:

(1)	any merger or similar business combination between any entity of the Group and any third party;

(2)	any declaration or payment of dividends by the Target;

(3)	any acquisition or divestiture by any entity of the Group of a shareholding, business or any material assets;

(4)
any incurrence by any entity of the Group of any indebtedness for borrowed money with banks or other financial institutions in addition to any indebtedness or guarantee shown or disclosed in the Reference Financial Statements, other than (i) any indebtedness incurred under existing credit lines under the Financing Documentation or (ii) in the ordinary course of business in an amount of less than EUR 10,000.00 individually or EUR 30,000.00 in the aggregate;

(5)
any capital expenditure by any entity of the Group, by additions or improvements to property, plant or equipment, in excess of EUR 50,000.00 per item or EUR 200,000.00 in the aggregate which is not provided for in the budget disclosed in the Data Room under the document ID 8.1.13.1 (the "Budget");

(6)	any material change in any method of accounting or accounting practice or policy by any entity of the Group, except as required due to a concurrent change in generally accepted accounting principles;

(7)
any transaction entered into by any entity of the Group outside the ordinary course of business which, in the aggregate with other such transactions, has a financial impact on the Group in excess of EUR 20,000.00;

(8)	any payment, or obligation to pay, by any of the entities of the Group in relation to the dissolution of the joint venture with Ali Industries, Inc.; or

(9)
any damage, destruction or other casualty loss (whether or not covered by insurance) of buildings or installations used by any entity of the Group for the conduct of its business which has resulted, or would, result in Losses in excess of EUR 50,000.00 in an individual case and EUR 200,000.00 in the aggregate.

(b)
Since 31 December 2014, the Business has been carried on in the normal course with the due care of a prudent business manager (Sorgfalt eines ordentlichen Geschäftsleiters) applying diligent business judgment, as regards to the nature, scope and manner of conducting the same and so as to maintain the Business as a going concern and the monthly management accounts of the Group (Monatsreports Dronco Gruppe) have been prepared consistent with last financial year's practice.

5.21	Tax

(a)
Since 2 September 2013, each entity of the Group has duly and timely filed in accordance with applicable law all returns, forms and other statements required to be filed by such entity of the Group for Taxes (collectively the "Tax Returns") with any competent authority in charge of imposing any Tax and such Tax Returns correctly include all required information. No entity of the Group is currently subject to any audit, examination or similar proceedings by any Tax authorities. The books and other records of each entity of the Group relating to Taxes have been properly maintained and are in all respects correct.

(b)
Except as disclosed in the paragraph 5.21(b) of the Disclosure Schedule or in the Data Room, the Target and – to Seller's Knowledge – the other entities of the Group have not, since 2 September 2013, received any written Tax ruling or entered into or is currently under negotiations to enter into any agreement with any Tax Authority.

(c)
None of the entities of the Group has written down any of its assets to the lower going concern value except for any write-downs in relation to the projected closure and upstream merger of Leurop into the Target.

(d)
To the extent required by law, all records to be maintained and all Tax relevant data to be held available by any of the entities of the Group are currently stored and readily accessible in electronic form as set out in the German Principles of Data Access and Auditing of Digital Documents (Grundsätze zur ordnungsmäßigen Führung und Aufbewahrung von Büchern, Aufzeichnungen und Unterlagen in elektronischer Form sowie zum Datenzugriff" - GoBD) or equivalent rules under the laws of any other jurisdiction.

5.22	No other Representations and Warranties

(a)
Purchaser agrees to accept the Shares and the Group in the condition they are in on the Closing Date without reliance upon any express or implied representations or warranties of any nature made by Seller or any employee, advisor, agent or other representative of Seller, other than expressly contained in this Agreement.

(b)
Purchaser acknowledges that Seller does not assume any disclosure or similar obligations in connection with the transactions contemplated by this Agreement beyond what is expressly contained in this Agreement and that the actual knowledge of no person other than the individuals listed in Annex 5(a) shall be attributable to Seller in connection with this Agreement and the transactions contemplated hereby.

Section 6
Representations and Warranties of Purchaser
Purchaser hereby represents and warrants to Seller in the form of independent undertakings within the meaning of sec. 311 para. 1 of the German Civil Code (BGB) (selbständige Garantieversprechen) (the "Purchaser Warranties" and each individually a "Purchaser Warranty") as follows, in each case as of the date hereof and, except if any Purchaser Warranty is expressly made only as of the date hereof, as of the Closing Date:

6.1	Existence and Authorization of Purchaser

(a)
Purchaser is a limited liability company duly incorporated and validly existing under the laws of Germany, is not insolvent or bankrupt and has all corporate powers required to carry on its business as presently conducted.

(b)
The execution and performance by Purchaser of this Agreement are within Purchaser's corporate powers, do not violate the articles of association or by-laws of Purchaser and have been duly authorized by all necessary corporate actions on the part of Purchaser.

(c)	The execution and performance of this Agreement by Purchaser require no approval or consent by any governmental authority other than already granted and do not violate any applicable law or decision by any court or governmental authority binding on Purchaser.

(d)
As of the date hereof, there is no lawsuit, investigation or proceeding pending against, or to the actual knowledge of Purchaser's managing directors Mr Maybaum, Dr von Boxberg, Mr Dilger and Mr Teich, threatened in writing against Purchaser before any court, arbitrator or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement.

6.2	Financial Capability
Purchaser has sufficient immediately available funds or is the beneficiary of binding financing commitments to enable it to make all payments required to be made by it under this Agreement, in particular the payment of the Purchase Price.
Section 7
Seller's Indemnities

7.1	Subsidy Requirements
Seller hereby undertakes vis-à-vis the Purchaser and by way of an agreement in favor of a third party pursuant to section 328 German Civil Code (Vertrag zugunsten Dritter im Sinne von § 328 BGB) vis-à-vis the Target to indemnify the Target against, and hold it harmless from, any repayment amounts (including any interest, applicable charges and costs related thereto) due and payable after Closing due to non-fulfillment, between 2 September 2013 and the Closing Date, of the requirements of the subsidy granted to the Target in the amount of EUR 612,000.00 by Regierung von Oberfranken.

7.2	Remedies
In the event of an indemnity claim under this Section 7, Seller shall pay to the Target the respective amount in cash and Purchaser shall have the rights and remedies under the applicable statutory law. All amounts payable by the Seller pursuant to this Section 7 shall be paid by Seller free and clear of all costs, deductions or withholdings to an account designated by the

Purchaser in writing. The limitations of liability of the Seller according to Section 9 do not apply to claims in respect of any indemnity under this Section 7 except for the provisions in Section 9.5.
Section 8
Covenants

8.1	Conduct of Business Prior to Closing
From the date hereof to the Closing Date, except as set forth in the Disclosure Schedule or otherwise contemplated by this Agreement, Seller shall

(a)	not pass any shareholder resolutions of the Target to resolve any of the actions referred to in Section 5.20;

(b)
procure that the Target and any other entity of the Group shall carry on the Business, in all material respects, in the ordinary course, consistent with past practice with the due care of a prudent business manager (Sorgfalt eines ordentlichen Geschäftsleiters) applying diligent business judgement, except for deviations from the ordinary course implied by and in accordance with the Budget as well as matters which have been done or omitted to be done at the written request or with the written approval of the Purchaser, and not to take, or commit to take, any of the actions set forth in Section 5.20; and

(c)
to the extent permitted under applicable law and the articles of association or by-laws of the Target, consult with Purchaser before approving any actions which require Seller's or the advisory board's (Beirat) approval under the rules of corporate governance of the Target as currently in effect and are not reflected in the Budget, provided that any such direction or action would be material for the business of the Group, taken as a whole.

(d)	The limitations on liability of the Seller according to Section 9 do not apply to claims in respect of a breach of the covenant contained in this Section 8.1 except for the provisions in Section 9.5.

8.2	No Leakage

(a)
Seller shall reimburse Purchaser pursuant to Section 8.2(d) of any Leakage (as defined in Section 8.2(b) below) that occurred between the Effective Date and the Closing Date, other than a Permitted Leakage (as defined in Section 8.2(c) below).

(b)	Leakage shall mean

(i)	any action referred to in Section 5.20(a)(2) and (8);

(ii)	any reduction or redemption of the Target's paid-in registered share capital or the paid-in registered share capital of any other Group entity,

(iii)
any payment or transfer of assets to, or any other transaction between the Target and the Seller, Seller's Group or CMP except for payments, transfers of assets or transactions under any agreements for the sale and purchase of goods concluded in the ordinary course of business and at arm's length terms or in the ordinary course of business and consistent with past practice under the Service Agreement;

(iv)	any incurrence or assumption by any entity of the Group of any liabilities towards Seller, Seller's Group or CMP;

(v)
any waiver or agreement to waive (whether conditional or not) by the Target or any other entity of the Group of any amount owed to the Target or an entity of the Group by the Seller, Seller's Group or CMP.

(c)
“Permitted Leakage” shall mean the fulfillment of all obligations arising out of or in connection with this Agreement, any payments or disposition made with the prior written approval of the Purchaser and any payments in the ordinary course of business and consistent with past practice under the Service Agreement.

(d)
In the event of a Leakage (other than a Permitted Leakage) between the Effective Date and the Closing Date, Purchaser shall have the rights and remedies under the applicable statutory law and Seller shall pay to the Target or the respective Group entity an amount in cash equal to the amount of Leakage received by the Seller, Seller's Group, CMP or Ali Industries, Inc. as the case may be. All amounts payable by the Seller pursuant to this Section 8.2(d) shall be paid by Seller free and clear of all costs, deductions or withholdings to an account designated by the Purchaser in writing. The limitations of liability of the Seller according to Section 9 do not apply to claims in respect of Leakage except for the provisions in Section 9.5.

8.3	Availability of Funds
Seller shall deliver to Purchaser a letter on the availability of funds substantially in the form as attached hereto as Annex 8.3.

8.4	Dissolution of Advisory Board and Resignation of Board Members
Seller shall pass a shareholder's resolution substantially in the form as attached hereto as Annex 8.4, effective on or prior to the Scheduled Closing Date, on the dismissal of all members appointed by Seller to the advisory board (Beirat) of the Target. Seller shall procure that Target removes all directors of entities of the Group who have any relationship (for example through an employment contract or service agreement) with CMP or the Seller with effect as of the Closing Date.

8.5	Service Agreements with CMP

(a)
The Seller shall cause the Target and CMP to terminate with effect as of the Closing Date and at no cost and/or fee payable by the Target the service agreement (Geschäftsbesorgungsvertrag) between Target and CMP dated 2 September 2013 as amended on 27 February 2015 which was disclosed to Purchaser prior to the date hereof (the "Service Agreement").

(b)	At the written request of Purchaser, Seller shall cause CMP to enter into a consulting agreement with Purchaser substantially in the form as attached hereto as Annex 8.5(b).

8.6	Covenant not to Compete; Non-Solicitation

(a)
For a period of two years after the Closing Date, Seller shall, and shall procure that the other entities of Seller's Group (for so long as they are controlled by Seller) refrain from (i) competing, directly or indirectly, with the Group's business as conducted as of the

Closing Date in the current geographical area of activities of the Group as described in Annex 8.6(a)(i) and (ii) holding, directly, indirectly or beneficially, any equity interest in any legal entity listed in Annex 8.6(a) (ii).

(b)
For a period of two years after the Closing Date, Seller shall not, and shall procure that other members of Seller's Group (for so long as they are controlled by Seller) and CMP will not, actively solicit for employment any Key Employee; provided, however, that this covenant shall not apply with respect to any person who (i) has been given notice of termination of his or her employment by the entity of the Group, (ii) has given notice of termination of, or agreed with the relevant entity of the Group to terminate, his employment prior to the commencement of employment discussions with Seller, any other Seller's Group member or CMP, or (iii) seeks employment with Seller, any other member of Seller's Group or CMP as a result of general advertising or a referral by a third party agency (without direction by Seller's Group to solicit such employee) or otherwise upon his own initiative without any inducement by Seller, any other member of Seller's Group or CMP.

(c)
In case of a breach of the covenants under this Section 8.6, Purchaser shall have the rights and remedies under the applicable statutory law and Seller shall pay to the Purchaser an amount of EUR 100,000.00 (in words: Euro one hundred thousand) for each commenced calendar month in which such breach occurred or continued as liquidated damages ("Liquidated Damages"). The payment of such Liquidated Damages does not prejudice or limit the Purchaser in any way to claim damages in excess of the Liquidated Damages or any other remedies under applicable statutory law. The limitations of liability of the Seller according to Section 9 do not apply to claims in respect of Liquidated Damages except for the provisions in Section 9.5.

8.7	Confidentiality

(a)
After the Closing Date, Seller shall keep confidential and not disclose to any third party (i) for a period of two years, the subject matter and terms and conditions of this Agreement, (ii) for a period of five years, all confidential information with regard to the Purchaser or Purchaser's Group made available to the Seller by the Purchaser or its advisors in the course of the negotiations and completion of this Agreement and (iii) for a period of seven years, any business or trade secrets of the Group specifically and exclusively relating to the Group's business (rather than also the business of any member of Seller's Group), other than those which have become publicly known through no fault of Seller's Group or which Seller's Group is required to disclose in order to comply with any legal requirements or stock exchange regulations and procure that any entity of Seller's Group (as long as they are controlled by Seller) does the same. Such confidentiality obligation shall be satisfied if Seller or the relevant members of Seller's Group exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information (Sorgfalt in eigenen Angelegenheiten). Seller will use reasonable efforts to consult the Purchaser in relation to any disclosure before making it.

(b)
In case of a breach of the covenants under this Section 8.7, Purchaser shall have the rights and remedies under the applicable statutory law. The limitations of liability of the Seller according to Section 9 do not apply to claims in respect of Purchaser's rights and remedies under this Section 8.7(b) except for the provisions in Section 9.5.

8.8	Access to Information and Cooperation after the Closing Date
After the Closing Date, Purchaser shall promptly afford to Seller and its representatives at Seller's own cost access during normal business hours and upon reasonable advance notice, to all accounting, financial and other records of the Group (and allow them to make copies thereof) and to the management of the Target, to the extent any such access is necessary to Seller's Group in connection with the preparation of any financial statements or any audit, investigation, dispute, litigation or proceeding involving the Group or its assets or Business and does not materially interfere with the conduct of the Business. Purchaser shall keep, and shall procure that the entities of the Group will keep, all books and records relating to any period prior to the Closing Date in accordance with, and during the periods required under, applicable law.

8.9	Further Assurances
The Parties shall reasonably cooperate in order to take, or cause to be taken, any other actions necessary under any applicable law or regulation to consummate the transactions contemplated by this Agreement as long as such actions are commercially reasonable.

Section 9
Indemnification

9.1	Indemnification by Seller and Purchaser

(a)
Subject to the provisions contained in this Section 9, Seller shall indemnify Purchaser from any Losses (as defined below) asserted against, incurred or suffered by Purchaser or any entity of the Group as a result of a breach of any Warranty of Seller contained in this Agreement (unless explicitly provided otherwise in this Agreement), provided that Seller has not remedied the breach within six weeks or any period of time mutually agreed by the Parties after Seller has been notified of such breach pursuant to Section 9.6(a) below. Seller shall not be liable to the extent that the Purchaser has already recovered the relevant amount under Section 10 with respect to the same circumstances.

For the purpose of this Agreement, "Losses" shall mean all liabilities, reasonable costs and expenses and other damages within the meaning of secs. 249 et seqq. of the German Civil Code (BGB), excluding, however, (i) consequential or indirect damages (Folgeschäden, mittelbare Schäden) (including damages for loss of reputation) except, however, for (y) lost profits (entgangener Gewinn) and (z) costs for external advisors up to an aggregate amount of 50 % of the related Losses (net of the costs for external adivsors) (both (y) and (z), accordingly, shall be included in Losses), (ii) income taxes payable as a result of any indemnity payments and (iii) internal administration and overhead costs. Any Loss shall be computed net of (i) any present or future advantages and benefits (including avoided losses, tax benefits and savings as well as increases in the value of any asset owned by the Group (Abzug Neu für Alt)) related to the relevant matter, (ii) any amounts which are covered by insurance or would have been recoverable under any insurance policy as existing on the Closing Date if the insurance coverage had been continued without change or which can otherwise be recovered from any third party and (iii) any amounts Purchaser or any entity of the Group fails to recover as a consequence of either of them failing to use their reasonable best efforts to recover the respective Losses from any insurance or other third party.

(b)	Subject to the provisions contained in this Section 9, Purchaser shall indemnify Seller from any Losses asserted against, incurred or suffered by Seller or Seller's Group as a result of a breach of any Purchaser Warranty or agreement of Purchaser contained in this Agreement. Purchaser shall not claim, and procure that Target does not claim, any repayment of fees paid under the Service Agreement which constitute Permitted Leakage or have been paid before the Effective Date.

(c)	No Party shall be liable under this Agreement for any Loss to the extent that such Loss is attributable to a failure by the other Party to mitigate the Loss (sec. 254 of the German Civil Code (BGB)).

9.2	Losses Reflected in Financial Statements
Seller shall not be liable to Purchaser for any Loss, if such Loss or the relevant matter giving rise thereto is reflected as a write-off, value adjustment, liability or provision, including general adjustments (e.g. Pauschalwertberichtigungen) or provisions made for the respective risk category, in the Reference Financial Statements.

9.3	Disclosed or Known Matters

(a)
Seller shall not be liable for a breach of a Warranty of Seller if the underlying facts of the breach have been Fairly Disclosed to Purchaser or its representatives or advisors prior to the date hereof in the virtual data room set up with Drooms GmbH (the "Data Room") between 21 March 2015 and 22 May 2015, in particular for the purpose of the due diligence investigations conducted by Purchaser in connection with this Transaction. An index of the documents provided in such Data Room between 21 March 2015 and 22 May 2015 is attached hereto as Annex 9.3(a). For evidentiary purposes, Drooms GmbH has provided the Parties with three DVDs which contain the contents of the Data Room as of 22 May 2015. One of the DVDs has been deposited with the acting notary.

(b)	Sec. 442 of the German Civil Code (BGB) and sec. 377 of the German Commercial Code (HGB), shall not apply.

(c)
"Fairly Disclosed" means that the relevant facts or circumstances (i) are described in the Data Room with sufficient detail as to enable a reasonable purchaser which is professionally advised to roughly assess the material nature and scope of the matter disclosed and the material risks potentially associated to it and (ii) are made accessible in the Data Room in relation to the correct entity of the Group and in relation to the correct area of expertise (it being understood that facts which are relevant for more than one area of expertise shall not be required to be made accessible in the Data Room in relation to more than one area of expertise).

9.4	Deductibles and Aggregate Amounts of Seller's Liability

(a)
Seller shall only be liable pursuant to Section 9.1 if any Loss with respect to an individual matter or with respect to a series of matters resulting from the same or the same type of (gleichartig) circumstances exceeds an amount of EUR 50,000.00 (Freigrenze) and then only if all indemnifiable Losses above such threshold exceed an aggregate amount of EUR 250,000.00 (Gesamtfreigrenze).

(b)
Seller's liability arising out of or in connection with this Agreement, including for all breaches of the Warranties contained herein, shall be limited to an aggregate amount of EUR 3,200,000.00 except for claims under the Warranties of Seller contained in Section 5.1 (Existence and Authorization of Seller), 5.2(a) through 5.2(d) (Legal Organization of the Group), 5.3(a) and 5.3(b) (ownership of shares and absence of third-party rights in shares), which shall be limited to an aggregate amount of EUR 32,000,000.00, and except for any liability of Seller under Section 5.21, Section 10 and Section 8.2.

9.5	Limitation Periods

(a)
All claims of Purchaser under any Warranty of Seller or any covenant in Section 8.1 and/or 8.2 shall be time-barred (verjähren) upon the expiration of a period of thirteen (13) months after the MoU Date, except for claims under the Warranties of Seller contained in Section 5.1 (Existence and Authorization of Seller), 5.2(a) through 5.2(d) (Legal Organization of the Group), 5.3(a) and 5.3(b) (ownership of shares and absence of third-party rights in shares), which shall be time-barred on 1 January 2020 and thereafter. Unless expressly otherwise provided in this Agreement (in particular in Section 10 with respect to claims concerning Taxes), all other rights and remedies of Purchaser under this Agreement shall become time-barred on the later of (i)

31 December 2017 and (ii) the date which is six months after the date on which the claim accrued (Anspruchsentstehung) and thereafter.

(b)	Unless otherwise expressly provided in this Agreement, all other claims of Seller and Purchaser under this Agreement shall be time-barred in accordance with applicable law.

(c)
Any limitation period pursuant to this Agreement shall be suspended (gehemmt) only in the event that a statement of claim is filed with the competent court or arbitral tribunal (in accordance with Section 11.6(b)) within the applicable limitation period (sec. 204 (1) no. 1 of the German Civil Code (BGB)). Secs. 203, 204 (1) nos. 2 through 14, 205, 206 and 212 para 1 no. 1 of the German Civil Code (BGB) shall not apply. In case of an interruption (Neubeginn) (sec. 212 of the German Civil Code (BGB)), the new limitation period shall be the longer of six months or the remainder of the initial limitation period.

9.6	Indemnification Procedures

(a)
In the event of a breach of a Warranty, Purchaser shall promptly notify Seller of such breach, describe its claim in detail and, to the extent then feasible, set forth the estimated amount of such claim. Seller shall have the right to remedy the breach within a reasonable time following such notice, but at the latest within six weeks after receipt of the notification, and Purchaser shall, and shall cause the entities of the Group to reasonably cooperate with and assist Seller in such remediation.

(b)
In the event that any suit, action, investigation, proceeding, claim or demand with respect to which Seller may be liable under this Agreement is commenced, asserted or announced by any third party (including any governmental authority) against Purchaser or the Group (the "Third Party Claim"), Purchaser agrees, and shall cause the relevant entities of the Group, to permit Seller and its representatives to participate at its own cost in the defense of the Third Party Claim provided that Seller confirms in writing its liability under this Agreement. The foregoing shall include (i) to promptly furnish to Seller and its representatives copies of any material correspondence received from or sent to any third party (including any questions or information requests by any competent court or authority) in connection with the Third Party Claim, (ii) to provide them reasonable access, upon reasonable advance notice and during normal business hours, to all relevant books and records, other information, premises and personnel, unless it has material adverse effects on the business of the respective entity of the Group, and (iii) to give them the opportunity to participate in all meetings, conferences and discussions with the third party and to comment on any draft correspondence and other communication to be sent to the third party. Purchaser shall further ensure that neither the Third Party Claim nor any allegation, finding, fact or circumstance relating thereto shall be settled, acknowledged or conceded without Seller's prior written consent not to be unreasonably withheld or delayed.

(c)
In addition, Seller shall have the right, at any time during the proceedings, to assume the control of the defense of the Third Party Claim at its own cost provided that Seller confirms in writing its liability under this Agreement. In such case, Seller may defend the claim addressee by all appropriate actions and shall have the sole power to direct and control such defense. In particular, (i) Seller may appoint and instruct counsel (who shall be empowered at the cost of the Seller by Purchaser or the relevant entities of the Group by such documents as reasonably requested by Seller) and (ii) Purchaser agrees, and shall cause each entity of the Group, to litigate or settle the Third Party Claim in accordance with Seller's instructions and to comply with any other directions of Seller in relation to the defense of the Third Party Claim, unless it has material adverse effects on the business of the respective entity of the Group. Purchaser shall use reasonable efforts to cooperate, and cause each entity of the Group to use reasonable efforts to cooperate with Seller in the defense of any Third Party Claim at the cost of the Seller.

(d)
Purchaser's failure to comply with any of its obligations under this Section 9.6 shall release Seller from its respective indemnification obligation hereunder if and to the extent that Seller is prejudiced by such failure. In no event shall Seller be liable for any Third Party Claim which has been settled or acknowledged without prior consultation with Seller.

(e)	Section 9.6 shall apply mutatis mutandis with respect to a breach of any Purchaser Warranty.

9.7	No Additional Rights or Remedies

(a)
The Parties agree that the rights and remedies which Purchaser and Seller may have with respect to the breach of a Warranty, Purchaser Warranty or with respect to any indemnity contained in this Agreement are limited to the rights and remedies explicitly contained herein (including, for the avoidance of doubt, explicit reference to rights and remedies under applicable statutory law).

(b)
Any and all rights and remedies of any legal nature which Purchaser may otherwise have (other than claims for specific performance (primäre Erfüllungspflichten) and the other rights and remedies explicitly set forth herein) against Seller in connection with this Agreement or the transactions contemplated hereby shall be excluded. In particular, without limiting the generality of the foregoing, Purchaser hereby waives any claims under the statutory representations and warranties (sec. 434 et seq. of the German Civil Code (BGB)), irrespective of whether any defects (Mängel) existed on the MoU Date or arise in the period between the MoU Date and the Closing Date, and any claims relating to statutory contractual, pre-contractual or quasi-contractual obligations (sec. 280 to 282, 311 of the German Civil Code), frustration of contract (sec. 313 of the German Civil Code) or tort (sec. 823 et seq. of the German Civil Code).

(c)	Purchaser and Seller shall not have any right to rescind, cancel or otherwise terminate this Agreement or exercise any right or remedy which would have a similar effect.

(d)
The provisions of this Section 9 shall not affect any rights and remedies of Purchaser for fraud or willful misconduct of Seller which cannot be excluded under mandatory law. Secs. 123, 242 and 826 of the German Civil Code (BGB) shall not be affected.

Section 10
Taxes

10.1	Tax Indemnity

(a)	Subject to the provisions of this Section 10, Seller shall pay to Purchaser (as a reduction of the Purchase Price) an amount equal to any Taxes (as defined below) (A) which

(i)
have been imposed on any of the entities of the Group by any competent governmental authority in charge of imposing the relevant Tax (a "Taxing Authority") and paid following the Effective Date but prior to the Closing Date;

(ii)	have been imposed on any of the entities of the Group by any Taxing Authority following the Effective Date but remain unpaid as of the Closing Date;

(iii)	are imposed on any of the entities of the Group by any Taxing Authority following the Closing Date;
in each case for, or with respect to any taxable event having occurred in, any Tax assessment period ending on or before the Effective Date, and with respect to DRONCO UK on or before April 5, 2015, ("Previous Tax Periods") and (B) with respect to any taxable event having occurred after the Effective Date and prior to the Closing Date, which leads to an extraordinary Tax burden of more than EUR 100,000.00, in particular but not limited to adjustments resulting from intra-group relationships between any of the entities of the Group and any related party not being based on the arm’s length principle (Fremdvergleichsmaßstab) and adjustments related to the entities of the Group Companies not maintaining in a complete and true manner accurate transfer pricing documentation, to the extent required by Section 90 para. 3 German Tax Code (Abgabenordnung) and equivalent provisions under the laws of other jurisdictions.
For the purpose of this Agreement, "Tax" shall mean any public charge (Abgabe) in its broadest sense including taxes (Steuern und steuerliche Nebenleistungen) and customs duties (Zölle) within the meaning of sec. 3 of the German Tax Code (Abgabenordnung), any equivalent tax under the laws of any other jurisdiction, any social security contribution or equivalent charges imposed by any competent governmental authority under the laws of any other jurisdiction (including any withholding on amounts paid to or by any person), withholding taxes (such as wage taxes, withholding tax on income from capital investments (Kapitalertragsteuer, Abgeltungsteuer), etc.) as well as any tax liabilities resulting from a secondary liability (Haftungsschuld), in each case together with any interest, penalty, fine or addition thereto.

(b)	Notwithstanding 10.1(a) above Seller shall not be required to indemnify Purchaser from any Taxes which

(i)	are the subject of a claim for repayment or indemnification against a third party unless reasonable legal actions to enforce the claim have failed; or

(ii)
relate to any proceeding, litigation or other matter in respect of which Purchaser has breached any Tax covenant in 10.3 below, except to the extent that Purchaser proves that such breach has not given rise to, or increased, the relevant Tax liability.

(c)
If, to the extent and when, in a period after the Previous Tax Period any entity of the Group actually receives a refund, offset or reduction of Taxes ("Tax Benefit"), which cannot be reclaimed by the relevant Taxing Authority and which is a counter-effect of the circumstances giving rise to a claim under Section 10.1 (including, but not limited to timing difference (Phasenverschiebung), such as extension of amortization or depreciation periods or higher depreciation allowances or non-recognition of expenses and/or provisions), then the corresponding benefit shall be refunded to Seller if and to the extent Seller has actually indemnified Purchaser the relevant Tax which gave rise to the relevant claim under Section 10.1(a).

(d)
Seller shall only be liable under this Section 10.1 to the extent that the aggregate amount of all Taxes indemnifiable pursuant to Section 10.1 (a) – (c) exceeds the aggregate amount of liabilities and provisions in respect of Taxes included in the Reference Financial Statements.

(e)	Seller shall only be liable under this Section 10.1 if and to the extent that the aggregate amount of all Tax indemnification claims exceeds an aggregate amount of EUR 100,000.00.

(f)
Litera (d) and (e) above shall not apply to any Real Estate Transfer Tax payable by the Target for the acquisition of the real property currently held by Target from the insolvency estate in the year 2013 (if any).

(g)
Any indemnity claim pursuant to this Section 10.1 shall become due and payable to Purchaser within ten Business Days after Purchaser or the relevant entity of the Group has paid the relevant Tax and Seller has received Purchaser's notice pursuant to Section 10.4(c) below. Any claims of Purchaser pursuant to this Section 10 shall be time-barred (verjährt) upon expiration of a three (3) months period after the relevant Tax assessment has become final and binding (i.e. can no longer be amended or changed, Eintritt der Festsetzungsverjährung, einschließlich Ablaufhemmung) by lapse of the respective statute of limitations under applicable law or after a similar binding event for a non-German Tax).

(h)
For the avoidance of doubt it is clarified that Section 9 does not apply in respect of claims under this Section 10. For the avoidance of doubt, Section 9.1(a) paragraph 1, last sentence shall remain unaffected.

10.2	Tax Refunds and Benefits; Overstated Tax Provisions

(a)	Subject to the provisions of this Section 10, Purchaser shall pay to Seller (as an increase of the Purchase Price)

(i)
the amount of any repayment of any Tax, whether in cash, by way of set-off or otherwise ("Tax Refund"), received by any entity of the Group and related to any Previous Tax Period, including any corporate income tax credit (Körperschaftsteuerguthaben) within the meaning of sec. 37 of the German Corporate Income Tax Act (KStG) or similar Tax credit under the Tax laws of any other jurisdiction, except to the extent that the respective claim for a Tax Refund is shown as an asset in the Reference Financial Statements. For the avoidance of doubt it is clarified that (i) any increase in Tax losses carried forward and (ii) any reduction of Taxes due to the use of Tax losses carried forward following the Effective Date shall not qualify as a Tax Refund;

(ii)
an amount equal to any Tax Benefit of any entity of the Group or any member of Purchaser's Group after the Previous Tax Periods relating to any Tax (or event or circumstance resulting in such Tax) which (i) has been the subject of any indemnity by Seller pursuant to Section 10.1(a) (except to the extent that such Tax Benefit has reduced Seller's indemnity payment pursuant to Section 10.1(c)) or (ii) has been paid, or is paid or payable, by any member of Seller's Group as a result of any Tax consolidation or similar scheme with any entity of the Group. For the avoidance of doubt it is clarified that (i) any increase in Tax losses carried forward and (ii) any reduction of Taxes due to the use of Tax losses carried forward following the Effective Date shall not qualify as a Tax Benefit; and

(iii)
an amount equal to any unused Tax liability (Steuerverbindlichkeit) or Tax provision (Steuerrückstellung) of any entity of the Group reflected in the Reference Financial Statements which is or may be reversed as a result of a non-appealable decision by any Taxing Authority or court, except to the extent that such Tax liability or Tax provision has been applied against any Tax indemnification claim of Purchaser in accordance with Section 10.1(d).

(b)
Any amount payable to Seller pursuant to this Section 10.2 shall be due and payable within ten Business Days after the relevant decision of the Taxing Authority or court has been taken and the relevant Tax Refund or Tax Benefit has been received or realized (in whatever manner) by the relevant entity of the Group or member of Purchaser's Group.

10.3	Tax Covenants and Indemnity of Purchaser

(a)
After the Closing, Purchaser shall not take, or permit the entities of the Group to take, any action (including any change in the accounting or taxation principles or practices of the entities of the Group, any change in the exercise of any Tax election right, the change of any transfer pricing scheme, the amendment of any Tax Return or the approval or implementation of any reorganization measure) that could give rise to, or result in any increase of any Tax liability, any increase of taxable income or any reduction of Tax losses of Seller or any (direct or indirect) parent company of Seller or of any of the entities of the Group with respect to any Previous Tax Period;

(b)
Subject to the Closing, Purchaser shall indemnify Seller and the other members of Seller's Group from any Taxes (including Tax prepayments (Steuervorauszahlungen)) relating to the Previous Tax Periods and payable by any member of Seller's Group for the account of any entity of the Group or otherwise as a result of any action, omission or circumstance of any entity of the Group following the Closing Date.

10.4	Cooperation in Tax Matters; Tax Audits and Proceedings

(a)
Seller shall cause the entities of the Group to prepare and file, when due, all returns, declarations, reports, claims for refund, notices, forms or information relating to any Tax required to be filed on or before the Closing Date by or on behalf of the entities of the Group with respect to any Previous Tax Periods.

(b)
After the Closing Date, Purchaser shall prepare and file (or cause the entities of the Group to prepare and file), when due, all returns, declarations, reports, claims for refund, notices, forms or information relating to any Tax ("Post Closing Tax Returns") required to be filed by or on behalf of the entities of the Group with respect to any Previous Tax Period. Purchaser shall provide, or cause to be provided, drafts of such Post Closing Tax Returns at the earlier of (i) 20 Business Days prior to the relevant filing date or (ii) as timely prior to the relevant filing date as reasonably appropriate in order to enable Seller to review such Tax returns and to provide comments thereon to Purchaser. All such Post Closing Tax Returns and any amendments to all Post Closing Tax Returns filed by the entities of the Group which relate to the Previous Tax Periods (i) shall be prepared in compliance with applicable Tax laws, (ii) shall require the prior written consent of Seller, which shall not be unreasonably withheld or delayed, and (iii) shall, if Seller and Purchaser fail to reach an agreement thereon, be prepared and filed in accordance with Seller's lawful instructions. Any reasonable external costs incurred by Purchaser in connection with such Post Closing Tax Returns shall be borne by Seller.

(c)
After the Closing Date, Purchaser shall provide (or cause the entities of the Groups to provide) to Seller without undue delay (in advance by telefax) copies of all Tax assessment notices (Steuerbescheide), other decisions, notices of any Tax audit, proceeding or investigation and any other communication received by any entity of the Group or any member of Purchaser's Group from any Taxing Authority, court or other third party and relating to any Tax or Tax matter (i) with respect to which Seller may incur any liability hereunder or (ii) which relates to any Tax Refund or Tax Benefit to which Seller is entitled pursuant to this Section 10. Such notice shall be accompanied by evidence reasonably necessary to determine the relevant facts and amounts. With respect to any such Tax matter, Purchaser shall ensure that Seller and its representatives will be given the opportunity to fully participate in any audits, disputes, administrative, judicial or other proceedings, and, at Seller's choice, to assume the control of any relevant proceedings in accordance with Section 9.6(b) and 9.6(c).

(d)
Purchaser shall procure that (i) Seller and its representatives will be granted the right to participate in meetings, discussions and correspondence with the relevant Taxing Authorities, including in connection with any Tax audits, (ii) all questions or information requests by the Taxing Authorities, including Tax auditors, will be forwarded to Seller without undue delay for Seller's evaluation and comments and (iii) any comments by Seller or its representatives will be duly reflected in any statement or comment sent by the relevant entity of the Group to the Taxing Authorities. Purchaser shall not (and shall ensure that the entities of the Group will not) settle, concede, acknowledge, or consent to, any findings of any Tax audit relating to any Previous Tax Period without the prior written consent of Seller which is not to be unreasonably withheld or delayed.

(e)
Purchaser shall procure that, upon the request of Seller, objections will be filed, and legal proceedings be commenced and conducted, against any Tax assessments or other decisions of the Taxing Authorities with respect to Taxes for which Seller may be liable under Section 10.1. Alternatively, Seller may elect at any time to direct and conduct, through counsel of its own choice and at its own expense, the defense (including any legal remedies, correspondence and other actions) with respect to any audit or proceeding before any authority or court related to any Tax for which Seller may be liable under Section 10.1 or to any Tax Refunds or Tax Benefits with respect to which Seller may have any claim pursuant to this Section 10 (collectively "Tax Litigation").

(f)
If Seller elects to direct a Tax Litigation, (i) Purchaser shall cooperate and comply with, and shall cause the entities of the Group or their respective successors to cooperate and comply with, Seller's instructions with respect to such Tax Litigation and (ii) Purchaser shall promptly (unverzüglich) empower, and shall cause the entities of the Group or their respective successors to promptly empower (by power-of-attorney and such other documentation as may be necessary and appropriate as prepared by Seller), any tax counsel or other representative designated by Seller to represent the relevant entity of the Group or its successor in the Tax Litigation. Purchaser shall ensure that no Tax Litigation will be settled, and no fact or circumstance relevant to any Tax Litigation be acknowledged or conceded, without the prior written consent of Seller.

(g)	After the Closing Date, Purchaser shall fully cooperate, and shall cause the entities of the Group and their representatives to fully cooperate, in all other respects with Seller in connection with all Tax matters relating to Previous Tax Periods. Such cooperation shall include (but shall not be limited to) the providing and making available by Purchaser of all books, records and information, and the assistance of all officers and employees of the entities of the Group, to the extent necessary or useful in connection with such Tax matters. Purchaser agrees to cause the entities of the Group to give Seller reasonable notice prior to transferring, discarding or destroying any books and records relating to Tax matters for which the statutory retention obligations have not yet expired and, if Seller so requests, to allow Seller to take possession of such books and records.
Section 11
Miscellaneous

11.1	Notices
All notices, requests and other communications hereunder shall be made in writing in the English or German language and delivered by hand, by courier or by telefax to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Party in the same manner. Sec. 127 (2) of the German Civil Code (BGB) is excluded except as specifically stated otherwise in this Agreement.
To Seller:
CMP German Opportunity Fund II (SCA) SICAR
c/o CMP Capital Management-Partners GmbH
Eric Sommer
Leipziger Platz 15, 10117 Berlin, Germany
Fax: + 49 30 39 40 69 25
email: cmp.go@cm-p.lu
with a copy to:
CMP Capital Management-Partners GmbH
Kai Brandes
Leipziger Platz 15, 10117 Berlin, Germany

Fax: + 49 30 39 40 69 25
email: kai.brandes@cm-p.de
To Purchaser:
Jason GmbH
Dr. Florestan von Boxberg
Ringstraße 10, 35099 Burgwald, Germany
Fax: + 49 6451 588 200
email: fvboxberg@osborn.de
with a copy to:
Jason Industries, Inc.
Will Schultz
411 East Wisconsin Avenue, Suite 2100; Milwaukee, WI 53202, USA;
Fax: +1 4142779445
email: wschultz@jasoninc.com
and
CMS Hasche Sigle Partnerschaft von Rechtsanwälten und Steuerberatern mbB
Dr. Martin Kolbinger
Nymphenburger Straße 12, 80335 München, Germany
Fax: +49 89 2380740752
email: martin.kolbinger@cms-hs.com

11.2	Public Disclosure, Confidentiality
No Party shall make any press release or similar public announcement with respect to this Agreement, and each Party shall keep confidential and not disclose to any third party the contents of this Agreement and any confidential information regarding the other Party disclosed to it in connection with this Agreement or its implementation, except as expressly agreed upon with the other Party and except as may be required in order to comply with the requirements of any applicable laws or the rules and regulations of any stock exchange upon which any securities of the relevant Party or any of its (direct or indirect) shareholders are listed.

11.3	Costs and Expenses

(a)
All transfer taxes (including real estate transfer taxes) (Verkehrssteuern), stamp duties, fees (including notarial fees), registration duties or other charges related to any regulatory requirements (including merger control proceedings) shall be borne by Purchaser.

(b)
Except as set forth in subparagraph (a) above, each Party shall bear its own costs and expenses, including the fees, costs and expenses of its own advisors, especially in connection with the negotiation of this Agreement.

11.4	Entire Agreement; Amendments and Waivers

(a)
This Agreement (including all Annexes hereto) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto, except for the confidentiality agreement a copy of which is attached hereto as Annex 11.4(a) and the Memorandum of Unterstanding entered into by the Parties on the MoU Date.

(b)
Any provision of this Agreement (including this Section 11.4) may be amended or waived only if such amendment or waiver is (i) by written instrument executed by all Parties and explicitly referring to this Agreement or (ii) by notarized deed, if required by law. Sec. 127 (2) of the German Civil Code (BGB) is excluded.

11.5	Obligors; Assignments; Third Party Beneficiaries

(a)
Except as expressly otherwise agreed, no provision of this Agreement shall bind, or result in any obligation or guarantee (Einstandspflicht) with respect to, any (direct or indirect) shareholder of Seller or any of such shareholder's affiliates other than Seller.

(b)	Except as expressly set forth in this Agreement, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party.

(c)	Neither this Agreement nor any provision contained in this Agreement is intended to confer any rights or remedies upon any person or entity other than the Parties.

(d)
If Purchaser transfers any controlling shareholding in any entity of the Group or any business or property of the Group to any third party, Purchaser shall ensure that such third party assumes the obligations under Sections 9.6 and 10.4 of this Agreement, to the extent that such obligations relate to the relevant entity of the Group, business or asset. Purchaser shall remain jointly and severally liable to Seller with respect to the due fulfilment of any such obligations by the relevant third party.

11.6	Governing Law; Jurisdiction

(a)
This Agreement shall be governed by the laws of Germany excluding the Vienna (UNCITRAL) convention on the international sale of goods of 1980 and any rule of law which would cause the application of any laws other than German law.

(b)
Any dispute arising out of or relating to this Agreement, or the breach, termination or invalidity hereof, shall be finally settled, under exclusion of any state court's competence (except for proceedings for temporary or interlocutory relief), by arbitration in accordance with the arbitration rules of Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS), as in effect from time to time. The arbitral tribunal shall consist of three arbitrators. Each arbitrator shall be eligible for the office of a judge in Germany. The place of arbitration shall be Berlin. The language to be used in the arbitration proceedings shall be English or German, provided that no Party shall be under an obligation to provide to the arbitral tribunal English translations of any documents in the German language that are submitted for evidence purposes.

11.7	Interpretation; Definitions

(a)	The Annexes to this Agreement are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the Annexes as a whole.

(b)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(c)	Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation.

(d)
Words such as "hereof", "herein" or "hereunder" refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The term "including" shall mean "including, without limitation".

(e)	Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(f)	For the purpose of this Agreement, a "Business Day" shall be any day other than a Saturday, Sunday or other day on which banks in Berlin, Germany, are generally closed.

11.8	Severability
Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have unintentionally failed to address a certain matter in this Agreement (Regelungslücke); in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

List of Omitted Schedules and Exhibits
Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Share Purchase Agreement, dated as of May 29, 2015, by and between Jason GmbH and CMP German Opportunity Fund II (SCA) SICAR, have not been provided herein:

Annex Section 4.2(e)	Closing Protocol
Annex Section 5	Disclosure Schedule
Annex 5(a)	Seller’s Knowledge
Annex 5.4	Reference Financial Statements
Annex 5.5(a)	Real Property List
Annex 5.6(a)	Key Intellectual Property Rights
Annex 5.7(c)	Environmental Reports
Annex 8.3	Letter on Availability of Funds
Annex 8.4	Shareholder's Resolution
Annex 8.5(b)	Consultancy Agreement
Annex 8.6(a)(i)	Current Geographical Areas of Activity of the Group
Annex 8.6(a)(ii)	Restricted Investments
Annex 9.3(a)	Data Room Index
Annex 11.4(a)	Confidentiality Agreement
The Company will furnish the omitted schedules and exhibits to the Securities and Exchange Commission upon request by the Commission.